EXHIBIT 12

EXPRESS SCRIPTS HOLDING COMPANY

Calculation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Nine Months ended September 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Income from continuing operations before income taxes	$1,411.0	$2,024.4	$1,908.7	$1,308.4	$1,207.4	$940.2
Add:
Undistributed (gain) loss from joint venture	(9.4)	—	—	—	0.3	1.3
Interest expense	463.1	299.7	167.1	194.4	77.6	108.4
Estimated interest component of rental expense	26.8	10.1	13.4	9.3	9.6	9.8
Income as adjusted	$1,891.5	$2,334.2	$2,089.2	$1,512.1	$1,294.9	$1,059.7
Fixed charges:
Interest expense	463.1	299.7	167.1	194.4	77.6	108.4
Estimated interest component of rental expense	26.8	10.1	13.4	9.3	9.6	9.8
Total fixed charges	$489.9	$309.8	$180.5	$203.7	$87.2	$118.2

Ratio of Earnings to Fixed Charges	3.9	7.5	11.6	7.4	14.8	9.0

Note: Interest component of rental expense estimated to be 1/3 of rental expense, which management believes represents a reasonable approximation of the interest factor.